UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Genesis Energy, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

371927

(CUSIP Number)

Steven K. Davison

President

Davison Petroleum Products, L.L.C.

2000 Farmerville Highway

Ruston, Louisiana 71270

(318) 255-3850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Davison Petroleum Products, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,262,868
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

9,262,868
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,262,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.7%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Davison Transport, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,368,580
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

2,368,580
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,368,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Transport Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

393,345
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

393,345
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Davison Terminal Service, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

Not applicable.
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,010,835
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

1,010,835
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,010,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Sunshine Oil and Storage, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

Not applicable.
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

423,581
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

423,581
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James E. Davison, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

Not applicable.
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,434,416
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

1,434,416
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,434,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common units representing limited partner interests (“Common Units”) in Genesis Energy, L.P., a Delaware limited partnership (“Genesis”). The principal executive offices of Genesis are located at 500 Dallas, Suite 2500, Houston, Texas 77002.

Item 2.	Identity and Background

(a)	The names of the parties filing this statement are Davison Petroleum Products, L.L.C., a Louisiana limited liability company, Davison Transport, Inc., a Louisiana corporation, Transport Company, an Arkansas corporation, Davison Terminal Service, Inc., a Louisiana corporation, Sunshine Oil and Storage, Inc., a Louisiana corporation and James E. Davison, Sr., an individual (collectively, the “Reporting Parties,” and each a “Reporting Party”).

(b)	The address for each of the Reporting Parties is 2000 Farmerville Highway, Ruston, Louisiana 71270.

(c)	Davison Petroleum Products, L.L.C. is a wholesaler of refined petroleum products engaged primarily in the activity of selling petroleum products in truckload quantities. Davison Transport, Inc. is a regulated trucking company engaged primarily in the activity of transporting freight in the forty-eight contiguous states. Transport Company is a regulated trucking company engaged primarily in the activity of providing fleets of trailers to Davison Transport, Inc. Davison Terminal Service, Inc. is a services company engaged primarily in the activities of managing terminal operations and industrial cleaning. Sunshine Oil and Storage, Inc. is a terminal business engaged primarily in the activity of facilitating transportation for fuels and chemicals. Each of the Reporting Parties conducts its business primarily in the United States.

(d)	None of the Reporting Parties nor, to the Reporting Parties’ knowledge, any person named on Schedule A attached hereto has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Parties nor, to the Reporting Parties’ knowledge, any person named on Schedule A attached hereto was, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James E. Davison, Sr. is a citizen of the United States. To the Reporting Parties’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the members, directors and executive officers of each Reporting Party as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc., Sunshine Oil and Storage, Inc., T&T Chemical Inc., Fuel Masters, LLC, TDC, L.L.C. and Red River Terminals, L.L.C. (collectively, the “Davison Entities”) entered into a Contribution and Sale Agreement with Genesis, dated as of April 25, 2007 (the “Purchase Agreement”), that provides for the acquisition by Genesis of substantially all of the assets of the Davison Entities’ refining services, terminaling, trucking, transportation and marketing businesses (the “Assets”). As consideration for the sale of the Assets, the Reporting Parties received the aggregate purchase price of $280 million in cash (subject to adjustments) and 13,459,209 Common Units of Genesis. Each of the Reporting Parties acquiring Common Units as a result of the sale of the Assets has done so with the intent of holding the Common Units as an investment.

Item 4.	Purpose of Transaction

The purpose of the acquisition of Common Units is to hold such securities as an investment. Except as described under (d) below with respect to the potential right to participate in the designation of up to two members of the board of directors of the issuer’s general partner, none of the Reporting Parties has any present intent to acquire additional securities, change the business or function of the issuer, take any other action to alter the management, operation, structure, capitalization, or effect any other material change on the issuer.

(a) - (c)	Not applicable.

(d)	Under the terms of the Unitholder Rights Agreement dated July 25, 2007, the Davison unitholders have the right to designate up to two directors to the board of directors of the issuer’s general partner, depending on their continued level of ownership of the issuer’s Common Units. So long as the Davison unitholders hold 35% or more of the outstanding Common Units of the issuer, they may designate two directors to serve on the board, and so long as they own at least 10% and up to 35% of the outstanding Common Units, they may designate one director. Although the Reporting Parties have no formal or informal agreement to act with regard to the sale or voting of the Common Units, their securities are aggregated for purposes of designating members to the board of the issuer’s general partner. Immediately following the closing of those transactions contemplated by the Purchase Agreement, approximately 47.5% of the outstanding Common Units of the issuer were held by persons who would be considered Davison unitholders for purposes of determining the right to designate members for the election to the board of the issuer’s general partner. In accordance with the right, James E. Davison, Sr. and James E. Davison, Jr. were designated, and subsequently appointed to the board of directors of the issuer’s general partner effective July 25, 2007.

All references to the Unitholder Rights Agreement are qualified in their entirety by reference to the full text of the Unitholder Rights Agreement included as an exhibit hereto and incorporated by reference herein.

Except as the Reporting Parties’ Common Units may be counted for the limited purpose of determining the number of members that may be designated to the board of the issuer’s general partner and any participation they may have with other parties to designate such members from time to time, the Reporting Parties have no formal or informal agreements, plans or proposals to modify the existing board structure, terms of office for directors, or take any other action to modify the board.

(e) - (j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)	As a result of closing the transactions contemplated by the Purchase Agreement, the Reporting Parties received an aggregate of 13,459,209 Common Units of Genesis with 9,262,868, 2,368,580, 393,345, 1,010,835 and 423,581 Common Units allocated to each of Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davidson Terminal Service, Inc. and Sunshine Oil and Storage, Inc., respectively. Furthermore, each of Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc. is an independent business entity and is deemed to have voting and dispositive power solely over those Common Units allocated to it, individually, as consideration for the assets contributed to the transaction contemplated by the Purchase Agreement in the amounts enumerated above. Each of Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., disclaims beneficial ownership of the Common Units allocated to any other Reporting Party. Each of James E. Davison, Jr., Steven K. Davison and Todd A. Davison own 33 1/3% of each of Davison Petroleum Products, L.L.C., Davison Transport, Inc. and Transport Company, but is deemed to have no individual voting or dispositive power over the securities owned by any of these entities due to the requirement for a majority vote to take any action with respect to the Common Units held by each entity. James E. Davison, Sr. owns 100% of Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., and has voting and dispositive control over the Common Units held by these entities. This Schedule 13D is filed pursuant to the Joint Filing Agreement entered into by each of the Reporting Parties in order to reflect the combined beneficial ownership of those entities made party to the Purchase Agreement that are under common ownership.

The aggregate number of Common Units held by the Reporting Parties represents approximately 47.5% of the issuer’s Common Units outstanding based on an estimated 28,318,532 Common Units outstanding as of July 25, 2007, which represents the total of 13,784,441 outstanding Common Units as reported in Genesis Energy, L.P.’s 10-Q for the quarter ended March 31, 2007, 13,459,209 Common Units issued on the closing of the transactions contemplated by the Purchase Agreement, and 1,074,882 Common Units issued to the issuer’s general partner upon the exercise of its right to maintain its proportionate ownership of the issuer. Individually, Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., beneficially own approximately 32.7%, 8.4%, 1.4%, 3.6% and 1.5%, respectively, of the outstanding Common Units of the issuer.

(b)	Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., may be deemed to have sole voting and dispositive power over 9,262,868, 2,368,580, 393,345, 1,010,835 and 423,581 Common Units, respectively. James E. Davison, Sr. may be deemed to have sole voting and dispositive power over 1,434,416 Common Units due to his sole ownership of Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc. To the Reporting Entities’ knowledge, none of issuer’s Common Units are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D, other than James E. Davison, Sr.

(c)	Except for the Purchase Agreement, and the transactions contemplated thereby, to the Reporting Parties’ knowledge, no transactions in the issuer’s Common Units have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

James E. Davison, Jr., Steven K. Davison and Todd A. Davison are brothers and each owns 33 1/3% of each of Davison Petroleum Products, L.L.C., Davison Transport, Inc. and Transport Company. No action may be taken with regard to the Common Units held by any of these entities without a majority vote.

James E. Davison, Sr. owns 100% of Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc. James E. Davison, Sr. is the father of James E. Davison, Jr., Steven K. Davison and Todd A. Davison. The Common Units owned by the Reporting Parties represent approximately 47.5% of the outstanding Common Units of the issuer.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Joint Filing Agreement between Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc., Sunshine Oil and Storage, Inc. and James E. Davison, Sr., dated August 2, 2007.

2	Unitholder Rights Agreement (incorporated by reference to Exhibit 10.4 of the Genesis Energy, L.P. Form 8-K dated July 31, 2007 (File No. 1-12295)).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007

DAVISON PETROLEUM PRODUCTS, L.L.C.

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	Manager

DAVISON TRANSPORT, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

TRANSPORT COMPANY

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	President

DAVISON TERMINAL SERVICE, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

SUNSHINE OIL AND STORAGE, INC.

By:	/s/ James E. Davison, Sr.
Name:	James E. Davison, Sr.
Title:	President

JAMES E. DAVISON, SR.

/s/ James E. Davison, Sr.

SCHEDULE A

Members, Directors and Executive Officers of Davison Petroleum Products, L.L.C.,

Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage,

Inc. (the “Reporting Parties”).

The following tables set forth the name and present principal occupation or employment of each manager, director and executive officer of the Reporting Parties. The business address of each person listed below is c/o Davison Petroleum Products, L.L.C., 2000 Farmerville Highway, Ruston, Louisiana 71270.

Davison Petroleum Products, L.L.C.

Managers

Name	Principal Occupation or Employment
Steven K. Davison	Manager of Davison Petroleum Products, L.L.C. and President of Transport Company
Todd A. Davison	Manager of Davison Petroleum Products, L.L.C. and Vice President/Director of Marketing of Davison Transport, Inc.

Officers

Name	Title
Rodney E. Plummer	Secretary

Davison Transport, Inc.

Board of Directors

Name	Principal Occupation or Employment
James E. Davison	President of Sunshine Oil and Storage, Inc.
Martha Dianne Davison	Not applicable
Rodney E. Plummer	Secretary of Davison Petroleum Products, L.L.C. and Treasurer of Davison Transport, Inc. and Transport Company
James E. Davison, Jr.	President of Davison Terminal Service, Inc. and Davison Transport, Inc.
Steven K. Davison	Manager of Davison Petroleum Products, L.L.C. and President of Transport Company
Todd A. Davison	Manager of Davison Petroleum Products, L.L.C. and Vice President/Director of Marketing of Davison Transport, Inc.

Officers
Name	Title
James E. Davison, Jr.	President
Pamela A. Stewart	Secretary
Rodney E. Plummer	Treasurer

Transport Company

Board of Directors

Name	Principal Occupation or Employment
Steven K. Davison	Manager of Davison Petroleum Products, L.L.C. and President of Transport Company
Rodney E. Plummer	Secretary of Davison Petroleum Products, L.L.C. and Treasurer of Davison Transport, Inc. and Transport Company

Officers
Name	Title
Steven K. Davison	President
Pamela A. Stewart	Secretary
Rodney E. Plummer	Treasurer

Davison Terminal Service, Inc.

Board of Directors

Name	Principal Occupation or Employment
James E. Davison, Sr.	President of Sunshine Oil and Storage, Inc.
James E .Davison, Jr.	President of Davison Terminal Service, Inc. and Davison Transport, Inc.
Steven K. Davison	Manager of Davison Petroleum Products, L.L.C. and President of Transport Company
Todd A. Davison	Manager of Davison Petroleum Products, L.L.C. and Vice President/Director of Marketing of Davison Transport, Inc.
Rodney E. Plummer	Secretary of Davison Petroleum Products, L.L.C. and Treasurer of Davison Transport, Inc. and Transport Company

Officers
Name	Title
James E. Davison, Jr.	President
Steven K. Davison	Vice President
Todd A. Davison	Vice President
Rodney E. Plummer	Treasurer
Pamela A. Stewart	Secretary

Sunshine Oil & Storage, Inc.

Board of Directors

Name	Principal Occupation or Employment
James E. Davison, Sr.	President of Sunshine Oil and Storage, Inc.
Rodney E. Plummer	Secretary of Davison Petroleum Products, L.L.C. and Treasurer of Davison Transport, Inc. and Transport Company

Officers

Name	Title
James E. Davison, Sr.	President
Rodney E. Plummer	Treasurer
Pamela A. Stewart	Secretary

EXHIBIT INDEX

Exhibit No.	Title
1	Joint Filing Agreement between Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc., Sunshine Oil and Storage, Inc. and James E. Davison, Sr. dated August 2, 2007.

2	Unitholder Rights Agreement (incorporated by reference to Exhibit 10.4 of the Genesis Energy, L.P. Form 8-K dated July 31, 2007 (File No. 1-12295)).